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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
         In the Matter of                    :        CERTIFICATE
                                             :            of
CONSOLIDATED NATURAL GAS COMPANY             :        NOTIFICATION
Pittsburgh, Pennsylvania                     :
                                             :           NO. 14
File No. 70-7170                             :        ____________
                                             :
(Public Utility Holding Company Act of 1935) :        TRANSACTIONS
____________________________________________ :        DURING PERIOD

                                                      October 1, 1995
                                                         through
                                                    December 31, 1995

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By Order dated November 27, 1985 (HCAR No. 23926), as amended by
Supplemental Orders dated March 20, 1986, December 18, 1989 and November 30,
1994 (HCAR Nos. 24052, 25002 and 26175, respectively) in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Declaration of Consolidated Natural Gas Company ("Consolidated") to become and remain effective, thereby authorizing Consolidated to issue and sell up to
1,500,000 shares (adjusted for one stock split) of its authorized but unissued
Common Stock, $2.75 par value, to Society Bank (successor to AmeriTrust Company
National Association) ("Agent"), the Agent for Consolidated's common stockholders participating in its Dividend Reinvestment Plan ("DRP").
	This Certificate is filed pursuant to Rule 24 as a notification that 31,784 shares were issued to the DRP Agent during the period.
	Thus, as of the date hereof, 1,311,429 shares under this proceeding remain unissued.


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	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Orders have been consummated.


			CONSOLIDATED NATURAL GAS COMPANY



			By   J. M. Hostetler
				Its Attorney


Dated this 31st Day
of January, 1996